<u>**FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM**</u>

MATTER NAME: FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM

NARRATIVE DESCRIPTION:

PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

IN 2007, THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION ("CUSTOMS SERVICE") PURSUED A CLAIM AGAINST THE BANK OF NEW YORK ("BNY"), LATER THE BANK OF NEW YORK MELLON ("BNY MELLON"), BASED ON ALLEGATIONS RELATED TO A NUMBER OF UNAUTHORIZED FUND TRANSFERS COMING FROM RUSSIA THROUGH BNY IN AND AROUND 1999 CONDUCTED BY A FORMER, SELF-ADMITTED "ROGUE" EMPLOYEE OF BNY WITHOUT KNOWLEDGE OF BNY.

THE CLAIM ALLEGES THAT BNY VIOLATED US LAW BY FAILING TO SUPERVISE AND MONITOR FUNDS TRANSFER ACTIVITIES. THIS "LACK OF ACTION" IS ALLEGED TO HAVE RESULTED IN THE UNDERPAYMENT TO THE RUSSIAN FEDERATION OF THE VALUE ADDED TAXES THAT WERE DUE TO BE PAID BY THE CUSTOMERS OF THE BANK'S CLIENTS ON CERTAIN GOODS IMPORTED INTO RUSSIA. THE CLAIM SOUGHT $22.5 BILLION IN "DIRECT AND INDIRECT' LOSSES.

INVESTIGATIONS OF THE TRANSFERS IN THE LATE 1990S BY THE U.S. GOVERNMENT, WORKING IN CONCERT WITH U.K. AND RUSSIAN AUTHORITIES, WERE CONCLUDED AND RESOLVED BY AGREEMENTS BETWEEN BNY AND REGULATORY AND LEGAL AUTHORITIES.

BNY WAS NEVER CHARGED WITH ANY WRONGDOING NOR WAS IT ACCUSED OF THE CRIMES UPON WHICH THE RUSSIAN CLAIMS WERE PURPORTEDLY BASED. AS PART OF A NON-PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, BNY ACKNOWLEDGED A FAILURE TO PROPERLY MONITOR AND SUPERVISE WIRE TRANSFER ACTIVITY AND PAID A FINE OF $14 MILLION. THE FORMER EMPLOYEE AND HER HUSBAND PLED GUILTY IN FEBRUARY 2000 TO CONDUCTING UNAUTHORIZED BANKING ACTIVITIES AND OPERATING AN ILLEGAL MONEY TRANSMITTING BUSINESS. BNY TOOK SWIFT DISCIPLINARY ACTION AGAINST THE EMPLOYEE AND TOOK CORRECTIVE ACTION TO HELP PREVENT SUCH ACTIVITY FROM OCCURRING IN THE FUTURE.

IN OCTOBER 2009, THE PARTIES SETTLED THE LITIGATION FILED BY THE CUSTOMS SERVICE PURSUANT TO A SETTLEMENT AND RELEASE AGREEMENT WHEREBY THE CUSTOMS SERVICE WITHDREW ITS CLAIM, THE PROCEEDING WAS TERMINATED BY THE RUSSIAN COURT AND THE CUSTOMS SERVICE AND BNY EXCHANGED MUTUAL RELEASES.

WITHOUT ANY ADMISSION OF LIABILITY, BNY MELLON AGREED TO PAY $14 MILLION IN TRIAL COSTS AND EXPENSES TO THE CUSTOMS SERVICE IN CONSIDERATION FOR THE SETTLEMENT.